SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 29, 2009

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________)

Enclosure:	Partner Communications Notes the Closing of the Transaction between Hutchison Telecom and Scailex

PARTNER COMMUNICATIONS NOTES THE
CLOSING OF THE TRANSACTION BETWEEN
HUTCHISON TELECOM AND SCAILEX

ROSH HA’AYIN, Israel, October 29, 2009 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, notes the closing of the transaction between Advent Investments Pte Ltd. (“Advent”) a wholly-owned subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”) and Scailex Corporation Ltd. (“Scailex”), an Israeli corporation listed on the Tel Aviv Stock Exchange, pursuant to which Advent sold to Scailex its entire 51.2 % equity interest in Partner for a consideration of approximately NIS 5.3 billion, which represents approximately NIS 67 per Partner share. In parallel to the closing of the transaction, and as a result of various subsequent transactions, Scailex and its affiliates hold approximately 45% of Partner’s outstanding shares.

Following the completion of the transaction, Advent directors resigned from Partner’s Board of Directors and the following new directors were appointed: Mr. Ilan Ben Dov, Scailex’s chairman and controlling owner, Mr. Yacov Gelbard, chairman of Tefron Ltd., Mr. Yahel Sachar, Sailex’s CEO and Mr. Yaron Bloch, Deputy CEO of Leumi Partners Ltd.

Mr. Canning Fok, Hutchison Telecom’s chairman, commented: “We are proud to have built Partner into a respected and valuable company. I would like to take this opportunity to thank the management team and all the staff at Partner for their dedication and hard work throughout.”

Mr. David Avner, Partner’s CEO, commented: “I would like to congratulate Scailex, its business partners and Scailex’s chairman, Mr. Ilan Ben Dov, for the successful completion of the acquisition of Partner’s controlling interest and warmly welcome them on board. Partner is an outstanding company and I am convinced that the entry of a new controlling shareholder will take the Company to new heights while building upon the tremendous assets it has built over the last decade, foremost of these being Partner’s human resources and unique corporate culture as well as our service and brand leadership. I would also like to take this opportunity to thank Hutchison Telecom and its chairman, Mr. Canning Fok, for creating such a high standard company and providing Partner with an everlasting support that made it the leading telecom company it has become.”

Mr. Ilan Ben-Dov, Scailex’s chairman, commented: “I am thrilled and proud to have successfully completed the acquisition of the controlling interest in Partner and very excited at the prospect of joining such a valued company. Partner is one of the strongest and most valued companies in the Israeli economy, and I look forward to working with Partner’s excellent management team and dedicated employees to continue and prosper in the future.”

Shareholders are referred to the announcement made by Scailex earlier today for more details.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors”, “Item 4. – Information on the Company”, “Item 5. – Operating and Financial Review and Prospects”, “Item 8A. – Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the form 20-F filed with the SEC on April 27, 2009. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to 2.944 million subscribers in Israel (as of June 30, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is a subsidiary of Scailex Corporation Ltd. (“Scailex”). Scailex’s shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and quote on “Pink Quote” under the symbol SCIXF.PK. Scailex currently operates in three major domains of activity: 1) financial assets management and entrepreneurship, 2) the sole import, distribution and maintenance of Samsung mobile handset products primarily to the three major cellular operators in Israel, and 3) distribution and sale of various manufacturers’ mobile handsets, accessories and maintenance services, through a chain of retail stores and booths (“Dynamic”), to end customers of Cellcom Israel Ltd. (“Cellcom”). As part of the acquisition of the controlling stake in Partner, Scailex announced to Cellcom the termination of the distribution agreement through Dynamic, effective July 1, 2010.

For more information about Scailex, see http://www.scailex.com/.

For more information about Partner, see http://www.orange.co.il/investor_site/.

Contacts:

Mr. Emanuel Avner		Mr. Oded Degany
Chief Financial Officer		V. P. Corporate Development, Strategy and IR
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail: emanuel.avner@orange.co.il		E-mail: oded.degany@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: October 29, 2009